UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PERFECT CORP.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Class A Ordinary Shares, Par Value $0.10 Per Share
(Title of Class of Securities)
G7006A109
(CUSIP Number of Class of Securities)
Iris Chen
14F, No. 98 Minquan Road Xindian District
New Taipei City 231 Taiwan
Telephone: +886-2-8667-1265
(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copy to:
Ching-Yang Lin, Esq.
Sullivan & Cromwell (Hong Kong) LLP
20th Floor, Alexandra House
18 Chater Road, Central
Hong Kong
+852-2826-8688
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO relates to the offer by Perfect Corp., a Cayman Islands exempted company with limited liability (the “Company,” “we,” “us” or “our”), to purchase up to 16,129,032 Class A Ordinary Shares, par value $0.10 per share, of the Company that are issued and outstanding at a price of $3.10 per share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 27, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B), as each may be amended or supplemented from time to time. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Tender Offer Statement on Schedule TO, and as more particularly described below.
Item 1.   Summary Term Sheet.
The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
The name of the issuer is Perfect Corp., an exempted company incorporated under the laws of the Cayman Islands, and the address of its principal executive office is 14F, No. 98 Minquan Road Xindian District, New Taipei City 231, Taiwan. The telephone number of its principal executive office is +886-2-8667-1265.

(b)
The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)
The information set forth under Section 7 (“Price Range of the Shares; Dividends”) in the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a)
The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth under Section 9 (“Information About Perfect Corp.”) in the Offer to Purchase is incorporated herein by reference.

Item 4.   Terms of the Transaction.
(a)
The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

“Summary Term Sheet” ;
“Introduction”;
Section 1 (“Terms of the Offer”);
Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);

Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”);
Section 13 (“Tax Considerations”); and
Section 14 (“Extension of the Offer; Termination; Amendment”).
(b)
The information set forth under “Introduction” in the Offer to Purchase and under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)
The information set forth under Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) in the Offer to Purchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Information set forth under Section 8 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

(b)
Not applicable.

(c)
Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a) and (b) The information set forth under Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)
The information set forth under Section 9 (“Information about Perfect Corp.”), Section 10 (“Interest of Directors, Executive Officers and Other Affiliates; Transactions and Arrangements Concerning the Shares”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b)
The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.   Exhibits.
(a)(1)(A)*	Offer to Purchase, dated November 27, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 27, 2023.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)*	Press Release, dated November 27, 2023.
(b)	Not Applicable.
(d)(1)	Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident Acquisition Corp., Perfect Corp., Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.1 to the Form F-4 filed on September 29, 2022).
(d)(2)	First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, by and among Provident, Perfect, Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.3 to the Form F-4 filed on September 29, 2022).
(d)(3)	Sixth Amended and Restated Memorandum and Articles of Association of Perfect Corp. dated October 25, 2022 (incorporated by reference to Exhibit 3.1 to the Form F-1 filed on December 12, 2022).
(d)(4)	Warrant Agreement, dated as of January 7, 2021, by and between Provident Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form F-4 filed on September 29, 2022).
(d)(5)	Form of Assignment, Assumption and Amendment Agreement, by and among Provident Acquisition Corp., Perfect Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.5 to the Form F-4 filed on September 29, 2022).
(d)(6)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Form F-4 filed on September 29, 2022).
(d)(7)	Sponsor Letter Agreement, dated as of March 3, 2022, by and among Perfect Corp., Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.2 to the Form F-4 filed on September 29, 2022).
(d)(8)	Sponsor Warrants Purchase Agreement, dated as of January 7, 2021, between Provident Acquisition Corp. and Provident Acquisition Holdings Ltd. (incorporated by reference to Exhibit 10.4 to the Form F-4 filed on September 29, 2022).
(d)(9)	Forward Purchase Agreement, dated as of December 14, 2020, by and among Provident Acquisition Corp., Provident Acquisition Holdings Ltd. and WF Asian Reconnaissance Fund Limited (incorporated by reference to Exhibit 10.5 to the Form F-4 filed on September 29, 2022).
(d)(10)	Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and PT Nugraha Eka Kencana (incorporated by reference to Exhibit 10.6 to the Form F-4 filed on September 29, 2022).
(d)(11)	Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and Aventis Star Investments Limited (incorporated by reference to Exhibit 10.7 to the Form F-4 filed on September 29, 2022).
(d)(12)	Form of Perfect Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 10.9 to the Form F-4 filed on September 29, 2022).

(d)(13)	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 29, 2022).
(d)(14)	Director Indemnification Agreement, dated as of February 25, 2022, by and among Perfect Corp., Jianmei Lyu and Taobao China Holding Limited (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 29, 2022).
(d)(15)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Form F-4 filed on September 29, 2022).
(d)(16)	Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on September 29, 2022).
(d)(17)	Amendment to Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 to the Form F-1 filed on December 12, 2022).
(d)(18)	Office Lease Agreement, dated as of March 10, 2021, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.17 to the Form F-4 filed on September 29, 2022).
(d)(19)	First Amendment to Sponsor Letter Agreement dated September 16, 2022, between Provident and Perfect Corp. (incorporated by reference to Exhibit 10.23 to the Form F-4 filed on September 29, 2022).
(d)(20)	Office Lease Agreement, dated as of March 10, 2023, between CyberLink Corp. and Perfect Mobile Corp. (English Translation) (incorporated by reference to Exhibit 10.16 to the Form F-3 filed on October 3, 2023).
(d)(21)*	2023 Director Equity Incentive Plan.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 27, 2023
Perfect Corp.
By:
/s/ Alice H. Chang

Name:   Alice H. Chang
Title:     Chief Executive Officer